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                                                            EXHIBIT 4

               1995 NON-EMPLOYEE DIRECTOR STOCK PURCHASE PLAN

     Section 1.  Purposes

     The purposes of the Alex. Brown Incorporated 1995 Non-Employee Director Stock Purchase Plan (the "Plan") are to encourage Non-Employee Directors of Alex. Brown Incorporated (the "Company") to increase the level of their ownership of the Company's Common Stock (the "Stock"), to reinforce participating directors' roles in enhancing stockholder value and to provide an additional means of attracting and retaining Non-Employee Directors.

     Section 2.  Participants

     All persons who are elected or appointed to the Company's Board of Directors at or after the 1995 Annual Meeting of Stockholders, and who are not officers or employees of the Company or any of its subsidiaries or affiliates, are eligible to participate in the Plan.

     Section 3.  Available Shares

     A total of 150,000 shares of Stock will be available for purchase under the Plan. In the event of a subdivision or combination of the Stock, or of a Stock dividend, the maximum number of shares which may thereafter be issued and sold under the Plan will be proportionately increased or decreased.

     Section 4.  Purchase Price of Stock

     Stock may be purchased under the Plan at 85% of the "Fair Market Value" of the Stock (the "Purchase Price"). "Fair Market Value" means the last reported sale price of the Stock reflected on the New York Stock Exchange Composite Listing on the applicable purchase date, or if there are no sales on such date, on the next preceding business day on which there were such sales. No commission or related expenses will be charged with respect to purchases under the Plan.

     Section 5.  Purchase Limitations

     Each Non-Employee Director has the option to purchase up to a maximum of $100,000 Fair Market Value of Stock under the Plan in any calendar year in which the Plan is in effect. Notwithstanding any other provision of the Plan, no participating director may purchase Stock under the Plan if immediately after such purchase, the director owns, actually or beneficially (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) or has any other option to purchase, as much as 5% of the shares (either in voting power or value) of the Stock.

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     Section 6.  Purchase Dates

     Stock may be purchased under the Plan on any day during any period commencing on the third trading day following the Company's release for publication of quarterly or annual summary statements of earnings and ending on the thirtieth calendar day thereafter, subject to such further restrictions as may be imposed by the Company's General Counsel, or his or her delegate, in order to ensure that all purchases of Stock by officers and directors are in compliance with applicable laws.

     Section 7.  Vesting; Restrictions on Sale or Assignment

     Stock purchased under the Plan vests immediately upon payment of the applicable Purchase Price. Stock acquired pursuant to the Plan may not be sold or assigned until six (6) months after the applicable purchase date (the "Restriction Period") and, if Stock acquired pursuant to the Plan is sold (other than in connection with a cash tender offer) within two (2) years from the applicable purchase date (the "Forfeiture Period"), the participant shall remit to the Company, at the time of sale, the excess, if any, of the net sale proceeds over the Purchase Price; in each such case transactions shall be measured using the "first-in, first-out method." The Stock certificates for shares of Stock issued under the Plan shall be held by the Company during the Forfeiture Period. As soon as practicable following the expiration of the Forfeiture Period, the Company shall deliver to the participant the Stock certificate with respect to that Stock. During the Forfeiture Period, the participating director shall have all the rights of a stockholder with respect to such Stock, except that during the Restriction Period such Stock shall not be transferable other than by will or laws of descent and distribution and during the remainder of the Forfeiture Period, any transfer other than by sale, will or laws of descent and distribution must be approved by the Company and the transferee must agree to be bound by the same limitations as the transferor.

     Section 8. Administration, Amendments and Termination

     The Plan shall be administered and interpreted by the Company's Board of Directors as a formula plan meeting the conditions of Rule 16b-3(c)(2)(ii) promulgated under the Securities Exchange Act of 1934. The Company's Board of Directors reserves the right to amend, modify or discontinue the Plan at any time, except that (1) no action which would materially (i) increase the benefits accruing to participants under the Plan, (ii) increase the number of securities which may be issued under the Plan, or (iii) modify the requirements as to eligibility for participation under the Plan, shall become effective unless it has been approved, directly or indirectly, by the affirmative vote of the holders of a majority of the securities present, or represented, and entitled to vote at a meeting duly held in accordance with the laws of the State of Maryland; and (2) the provisions of the Plan which specify the amount and price

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of securities that may be purchased under the Plan and the timing of such purchases, shall not be amended more than once every six (6) months, other than to comport with changes in the Internal Revenue Code, the Employee Retirement Income Security Act of 1974, or the rules thereunder. The Plan shall terminate automatically upon issuance of certificates for all Stock available for purchase under the Plan.

     Section 9.  Effect of Certain Record Dates

     In the event that a record date is fixed by the Company's Board of Directors for the issuance of subscription rights, a Stock dividend or for a subdivision or combination of outstanding shares, no purchase of Stock will be deemed to be completed on such record date. The right to have the purchase of Stock completed, although temporarily suspended on such a record date, will be restored on the next following business day which is not such a record date.

     Section 10.  Non-transferability

     Rights to purchase Stock under the Plan may not be sold, pledged, assigned or transferred in any manner.